                                                                       EXHIBIT F



                               December 23, 1999



PennCorp Financial Group, Inc.
717 North Harwood Street
Dallas, Texas 75201
Attention: Board of Directors

To the Board of Directors of PennCorp Financial Group, Inc.:


          The undersigned, as members of the Ad Hoc Committee of the Preferred Stockholders (the "Ad Hoc Committee") of PennCorp Financial Group, Inc. (the "Company"), represent 74% of the Company's outstanding shares of $3.375 Convertible Preferred Stock (the "Series I Preferred") and $3.50 Convertible Preferred Stock (the "Series II Preferred" and together with the Series I Preferred, the "Preferred Shares"). On December 21, 1999, the Ad Hoc Committee was invited by the Company to hear a presentation regarding a proposed restructuring of the Company (the "Restructuring") and the Company's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "Sale Alternative"). Although the Ad Hoc Committee believed that the Company's goal in calling the meeting was to build a consensus among the members of the Ad Hoc Committee for the Restructuring, the Company instead presented its plan to move forward with the Sale Alternative and then consummate a liquidation of the Company in a Chapter 11 bankruptcy. At the meeting, the Company stated that the Board of Directors of the Company (the "Board") intended to approve the Sale Alternative at its next meeting on January 6, 2000, and would cause the Company to execute definitive agreements with two buyers for the Company's operating subsidiaries.

          The Ad Hoc Committee strenuously objects to this course of action by the Company. The Ad Hoc Committee believes that (i) the proposed sale of Security Life and Trust and Southwestern Life (the "Dallas Operations") severely undervalues these assets and will significantly impair the ability of the Company's stakeholders, in particular the holders of the Preferred Shares, to realize maximum value for their respective interests in the Company, or in the case of the common stockholders, any value and (ii) an extended Chapter 11 bankruptcy proceeding will have a devastating and irreversible effect on the
value of the Company.   Should the Board move forward with the Sale Alternative
by executing definitive purchase agreements with the proposed buyers, the Ad Hoc Committee will take all steps at its disposal to prevent these transfers (including litigation) and will seek all possible remedies against the Company, the Board and its officers.

          The Ad Hoc Committee favors the Restructuring on the terms set forth on Exhibit A attached hereto. These terms are substantially similar to those previously discussed by certain holders of Preferred Shares and the Company, and include a sale of the Company's American Amicable subsidiary. At the December 21 meeting, the Company indicated its willingness to support the Restructuring alternative if the Ad Hoc Committee could deliver binding commitment letters for the financing of the Restructuring from third party financing sources prior to the Board's next meeting and a commitment to support the plan from 80% of the holders of Preferred Stock. Given that this request comes four days before the Christmas holiday and less than two weeks before the end of the Millennium, it is impracticable for the Ad Hoc Committee to meet this timetable. However, the Ad Hoc Committee has had substantially discussions regarding the financing of the Restructuring with a consortium of lenders consisting of GE Capital Corporation, Bank One and CIBC and is highly confident that it can arrange the necessary financing in short order. The Ad Hoc Committee expects to deliver a highly confident letter from this consortium to the Board on Monday, December 27, 1999, and expects to deliver final financing commitment letters to the Company shortly thereafter. This is a reasonable timetable to secure the financing and for the Board to vote on the Restructuring proposal.

          The Ad Hoc Committee is committed to expeditiously completing the Restructuring as described in Exhibit A, and strongly encourages the Board to reject the Sale Alternative and move forward with the Restructuring.


                              Sincerely yours,

                              The Ad Hoc Committee of Preferred Shareholders

     AIG - Soundshore Partners           Camden Asset Management

     By: Andrew W. Gitlin                By: /s/ Cheryl Suzuki
         ----------------                    -----------------
     Its: Director                       Its: Operations
         ----------------                     --------------------

     Forest Investment Management        Highbridge Capital LLC

     By: /s/ Michael A. Boyd             By: Highbridge Capital
                                             Management LLC
         -------------------                 -----------------
     Its: Chairman                       By: Richard Potapchuk
         -------------------                 -----------------
                                         Its: Managing Director
                                              -----------------

     Inverness Management LLC            Loeb Partners Corp.

     By: /s/ James Comis                 By: /s/ Robert Grubin
         ---------------                     -----------------
                                             Managing Director
     Its: ___________________            Its:------------------


     Paloma Securities LLC               Q Investments, LP

     By: /s/ Michael J. Berner           By: /s/ Geoffrey Raynor
         ---------------------               -------------------
     Its: Executive Vice President       Its: Partner
          ------------------------            -------

     Steadfast Financial LLC             Vicuna Advisors LLC

     By: /s/ Andrew Foote                By: /s/ Josh Welch
         ----------------                    ---------------------
     Its: ___________________            Its: Managing Partner
                                              ----------------

     W.G. Trading                        /s/ William M. McCormick
                                         ------------------------
                                         William M. McCormick
     By: /s/ John Bello
         --------------
     Its: Risk Manager
         --------------------

     Paloma Strategic Securities Limited

     By: /s/ Michael J. Bermer
         ---------------------
     Its: Attorney-in-Fact
         ---------------------

                PENNCORP FINANCIAL GROUP, INC. SUMMARY OF TERMS
                          AND CONDITIONS FOR PROPOSED

                                RECAPITALIZATION

Purpose:                      To recapitalize PennCorp Financial Group, Inc.
                              ("PFG," and together with its subsidiaries, the "Company") such that the Company may, at a minimum, retain its current A.M. Best rating that is necessary to maintain its current distribution systems.

Methodology:                  Reduction of the Company's obligations with
                              respect to its outstanding preferred stock (by reclassification into Units (as described below) consisting of a new series of preferred stock and common stock) and reduction of the Company's obligations with respect to indebtedness for borrowed money to a level at which the Company's pro forma EBITDA after consummation of the recapitalization and the sale of Pioneer Security
                              Life Insurance Company and its subsidiaries (the
                              "Waco Companies") will provide the coverage ratios necessary to, at a minimum, retain its current
                              A.M. Best rating. Based on the Company's projected
                              EBITDA following the recapitalization, the maximum debt capacity of the Company following the recapitalization and the sale of the Waco
                              Companies is agreed to be $110 million.

Target Consummation Date:     May 31, 2000.

Senior Debt:                  The Company's existing senior credit facility,
                              including accrued and unpaid interest, will be repaid.

Subordinated Debt:            The Company will offer to purchase all of the
                              existing $114.6 million principal amount of 9.25%
                              Senior Subordinated Notes (the "Notes") at a purchase price equal to 98% of the principal amount thereof, plus accrued and unpaid interest.
                              The offer to purchase the Notes would close simultaneously with the closing of the recapitalization. Any Notes not tendered pursuant to the offer to purchase would remain outstanding following the recapitalization.

Reclassification/Conversion
of Preferred Stock:           In the event that the approval of at least two-
                              thirds of the outstanding shares of common stock and the approval of at least two-thirds of the outstanding shares of PFG's $3.375 Convertible
                              Preferred Stock (the "Series I Preferred Stock") and $3.50 Series II Convertible Preferred Stock
                              (the "Series II Preferred Stock," and together with the Series I Preferred Stock, the "Preferred
                              Stock") is obtained, the recapitalization will be effected by an amendment to PFG's charter.
                              Pursuant to the charter amendment, each
                              outstanding share of Preferred Stock will be reclassified (the "Preferred Stock
                              Reclassification") into a unit (a "Preferred
                              Unit") consisting of (i) a share of new PFG preferred stock with the terms described below
                              ("New Preferred Stock") and (ii) 1.0 shares of post-recapitalization common stock of PFG.

                              In the event that the approval of at least two-thirds of the shares of the Preferred Stock is obtained, but only a majority (but not two-thirds) of the outstanding shares of common stock is obtained, the recapitalization will be effected by a merger (the "Merger"). Pursuant to the Merger, each outstanding share of Preferred Stock will be converted into a Preferred Unit.

                              In the case of either the Preferred Stock
                              Reclassification or the Merger, the shares of common stock of PFG to be issued to the existing holders of the Preferred Stock will represent 73.3% of the post-recapitalization common stock of PFG.

Reverse Split/Conversion
of Common Stock:              If the recapitalization is effected by a charter
                              amendment, upon the effectiveness of the amendment each existing share of PFG's common stock will be reclassified by means of a one-for-ten reverse stock split (the "Reverse Stock Split").
                              Additionally, on consummation of the
                              recapitalization each existing holder of PFG common stock will receive a warrant with the terms described below (the "Warrants") to purchase PFG's post-recapitalization common stock.

                              If the recapitalization is effected through the Merger, on consummation of the Merger each existing share of PFG's common stock will be converted into a share of post-recapitalization common stock of PFG (representing approximately one-tenth of a share of pre-recapitalization common stock) and a Warrant.

                              In either case, the shares of PFG common stock held by existing holders of common stock will represent 26.7% of the post-recapitalization common stock of PFG.

Sale of the Waco Companies:   The Company will cause its subsidiary, American-
                              Amicable Holdings Corporation ("American-
                              Amicable"), to sell the stock of the Waco
                              Companies for net cash proceeds of at least $102 million. This transaction will be consummated as soon as practicable, notwithstanding the timing of the consummation of the recapitalization.

Merger of SLT and SW Life:    Prior to the recapitalization, Security Life and
                              Trust Insurance Company will be merged with and into Southwestern Life Insurance Company ("SW
                              Life").

Reinsurance:                  SW Life will reinsure substantially all of its
                              existing annuity blocks of business.

New Credit Facility:          In connection with the recapitalization, the
                              Company will enter into a new $110 million revolving senior credit facility (the "New Senior
                              Facility"), of which approximately $90 million would be drawn upon consummation of the recapitalization.

Extraordinary Dividend:       As part of the recapitalization, SW Life will
                              request approval from the Texas Department of Insurance for the payment of an extraordinary dividend of approximately $75 million (the
                              "Extraordinary Dividend"). Prior to the payment of the Extraordinary Dividend, the outstanding notes issued by American-Amicable will be repaid, the outstanding preferred stock of Southwestern
                              Financial Corp. will be removed from SW Life, and the reserves of SW Life will be strengthened by $10 million. In no event will the Extraordinary
                              Dividend be paid in an amount that would cause the Risk Based Capital Ratio of SW Life to be less than 300%.

Preferred Unit Offering:      The Company will make a $35 million offering of
                              Preferred Units (the "Unit Offering") to all holders of the Preferred Stock and the Company's common stock. The holders of the Preferred Stock will have the right to subscribe for approximately
                              73% of the Units subject to the Unit Offering, and the holders of the common stock will have the right to subscribe for approximately 27% of the Units subject to the Unit Offering. The Unit
                              Offering will be conducted and will remain open during the same period as the proxy solicitation for the charter amendment to effect the Preferred
                              Stock Reclassification and the Reverse Stock Split
                              (or the Merger) and will close simultaneously with such transactions.

                              The right to purchase Units offered in the Units Offering will be detachable and transferable and will have an oversubscription privilege for only the existing holders of common stock, pursuant to which such holders will have the right to oversubscribe for Units not purchased by other existing holders of common stock. The holders of Preferred Stock will not have the right to oversubscribe, and any Preferred Units not purchased by holders of Preferred Stock and common stock will be purchased by Inverness pursuant to its Standby Commitment as described below. The purchase price for each Preferred Unit will be $12.50 (the "Rights Offering Price").

Standby Underwriting
Commitment:                   Inverness Management LLC ("Inverness") will
                              execute and deliver to the Company a binding agreement pursuant to which Inverness will commit to fully underwrite the Unit Offering (the
                              "Standby Commitment") at a price equal to the Rights Offering Price. The Company will pay
                              Inverness an underwriting commitment fee of $1,361,000 (5% of $27,227,000) on the Standby
                              Commitment in cash at closing.

Warrants:                     Number of Shares: The Warrants will be
                              exercisable, in the aggregate, for approximately
                              10% of PFG's post-recapitalization common stock.

                              Exercise Price:  $30 per share.

                              Exercise Period: The Warrants will be immediately exercisable upon issuance and will remain exercisable for a period of ten years.

New Preferred Stock:          Liquidation Preference: $20.00 per share (the
                              "Stated Value"), plus accrued and unpaid dividends.

                              Dividends: The New Preferred Stock will initially earn cumulative dividends at the rate of 8.0% per annum on the sum of the Stated Value plus unpaid dividends which accrued in prior semi-annual periods. Dividends will not be paid in cash except as described below.

                              Reset: Upon a change of control of the Company, the initial dividend rate will be reset to the lesser of (A) the rate that in the opinion of an investment banking firm reasonably acceptable to the Company would be necessary to cause each share of New Preferred Stock to "trade" at its liquidation preference, or (B) 20% per annum. After the reset, future dividends would become payable in cash.

                              Voting: Each share will be entitled to one vote and will vote together with shares of PFG's common stock.

                              Redemption: The Company will have the right to redeem the New Preferred Stock, in whole or in part, after the first anniversary of issuance thereof at the following redemption prices:

                              if redeemed after the first anniversary, but prior to the second anniversary, then at 107.5% of the liquidation preference;

                              if redeemed after the second anniversary, but prior to the third anniversary, then at 105.0% of the liquidation preference;

                              if redeemed after the third anniversary, but prior to the fourth anniversary, then at 102.5% of the liquidation preference; and

                              if redeemed after the fourth anniversary, then at 100% of the liquidation preference.

Management Incentive Plan/
Executive Compensation:       Approximately 7% of the post-recapitalization
                              common stock of PFG and $5,000,000 of New
                              Preferred Stock will be reserved for issuance to the Company's post-recapitalization officers and directors. Prior to the closing of the recapitalization, the Company will not increase the compensation of its officers or directors, except in the ordinary course of business.

Proxy Statement/Prospectus:   Because the Preferred Stock Reclassification and
                              the Reverse Stock Split/1/ (or the Merger) will require the approval of the holders of PFG's common stock and the Preferred Stock, it will be necessary to file a proxy statement with the SEC.


--------------
/1/ In the event that it is determined to effect a "quasi-reorganization," the approval of the holders of the Company's common stock will be required.

                              This proxy statement will be combined with a prospectus for the registration of (i) the New Preferred Stock to be issued in connection with the Preferred Stock Reclassification (or the Merger); (ii) the common stock to be issued in connection with the Preferred Stock Reclassification (or the Merger); (iii) the Warrants to be issued to the existing holders of PFG's common stock; (iv) the New Preferred Stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment; and (v) the new common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment. See "Registration/Listing" below. The Company will distribute the proxy statement/prospectus to the holders of the common stock and the Preferred Stock and will hold a special stockholders meeting to vote on the Preferred Stock Reclassification and the Reverse Stock Split (or the Merger). Also see "Chapter 11 "Prepackaged" Alternative."

Registration/Listing:         Rule 145 under the Securities Act of 1933, as
                              amended (the "Securities Act"), requires the New
                              Preferred Stock and the common stock to be issued in connection with the Preferred Stock
                              Reclassification (or the Merger) to be registered under the Securities Act. In addition, the Company will register the Warrants to be issued to the existing holders of PFG's common stock and the New
                              Preferred Stock and the common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment. The Company will apply for the listing of the New Preferred
                              Stock and the common stock to be issued in the Preferred Stock Reclassification (or the Merger), the Warrants to be issued to the existing holders of PFG's common stock, and the New Preferred Stock and the common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment on the NYSE or NASDAQ, assuming the Company is able to meet the applicable listing requirements at such time.

Chapter 11 "Prepackaged"
Alternative:                  To encourage the common stockholders of the
                              Company to vote in favor of the recapitalization, the proxy statement/prospectus will provide that if neither the amendment to the charter nor the Merger is approved by the requisite vote of the holders of the common stock, the votes of the holders of the Preferred Stock accepting the Preferred Stock Reclassification (or the Merger) will constitute the votes of the holders of the Preferred Stock accepting a

                              "prepackaged" chapter 11 plan of reorganization that may be filed by the Company, in its sole discretion, providing for the implementation of the contemplated recapitalization modified to provide for the existing common stock to be cancelled and the holders of existing common stock being "crammed down" (i.e., receiving nothing, including any right to acquire Warrants or Units pursuant to the Unit Offering)./2/


Settlement of
Class Action Lawsuit:                   Not later than the consummation of the
                                        recapitalization (or in the event that
                                        the recapitalization occurs in a
                                        "prepackaged" chapter 11 case, then
                                        prior to the commencement of the chapter
                                        11 case), the pending class action
                                        lawsuit (the "Class Action Suit")
                                        involving certain of the Company's
                                        common stockholders and certain holders
                                        of the Notes would be settled as
                                        contemplated for $1.5 million, plus
                                        interest.

Conditions to the
Effectiveness of Term Sheet:  This term sheet will become effective upon satisfaction of each of the following conditions (or waiver by the Company and the holders of Preferred Stock): (i) approval of the transactions contemplated by this term sheet by the Board of Directors of the Company; (ii) the execution by holders of at least 66 2/3% of the outstanding shares of Preferred Stock (voting together as a single class) of a letter agreement pursuant to which such holders agree to support and vote in favor of the transactions contemplated by this term sheet (and waive any appraisal rights to which they would be entitled); (iii) the receipt by the Company of the Standby Commitment described above under the heading "Standby Underwriting Commitment"; (iv) the receipt by the Company of preliminary indications of support reasonably acceptable to the Company and Inverness from A.M. Best and the Texas Department of Insurance regarding the transactions contemplated by this term sheet, which for purposes of this term sheet will mean, with respect to A.M. Best, that the Company does not receive from A.M. Best an indication that A.M. Best intends to downgrade the rating of SW Life in connection with the recapitalization, and will mean, with
---------------
/2/ In the event that the recapitalization occurs in a "prepackaged" chapter 11 case, the right of holders of common stock to acquire 30% of the Units offered in the Unit Offering will be eliminated (and any election by a holder of common stock would be automatically rescinded) and such right will accrue to Inverness under its Standby Commitment.

                              respect to the Texas Department of Insurance, that the Company receives an indication from the Texas Department of Insurance that the Extraordinary Dividend will be approved; and (v) the receipt by the Company of a commitment letter from a financial institution reasonably acceptable to the Company relating to the New Senior Facility.

Conditions to the
Consummation of the
Recapitalization:             The consummation of the recapitalization is
                              subject to the satisfaction (or waiver by the Company and holders of Preferred Stock) of each of the following conditions: (i) the New Senior
                              Facility shall have been funded; (ii) the Class
                              Action Suit shall have been settled as
                              contemplated; (iii) the pre-recapitalization transactions shall have been completed as contemplated, including the payment by SW Life of the Extraordinary Dividend; (iv) the Company shall have consummated the sale of the Waco Companies;
                              (v) all regulatory approvals necessary for the recapitalization and the transactions contemplated thereby shall have been received; (vi) the Company shall have received the proceeds from the Unit
                              Offering and/or the Standby Commitment; (vii) the necessary parties shall have executed definitive binding documentation embodying all of the transactions contemplated by and/or related to the recapitalization, including, without limitation, mutually agreeable releases in favor of all of the directors and officers of PFG and its subsidiaries fully and unconditionally releasing such directors and officers from any and all liabilities arising prior to or in connection with the recapitalization, with customary exclusions;
                              (viii) the board of directors of PFG shall not have terminated the recapitalization in response to a superior proposal; (ix) the Company shall have agreed to maintain for a period of six years following the consummation of the recapitalization
                              (A) the existing provisions in its Certificate of Incorporation relating to exculpation and indemnification of its current officers and directors (or such lesser indemnification if the law is more restrictive) and (B) officers' and directors' liability insurance covering the current officers and directors of the Company on substantially the same terms as the Company's current policy; provided, however, that the Company shall not be obligated to maintain such coverage to the extent such coverage costs two times the cost of the Company's current coverage
                              (which in such case
                              the Company shall only be obligated to provide as much coverage as can be obtained by paying two times the cost of the Company's current coverage);
                              (x) the Company shall have reimbursed Inverness and the Ad Hoc Committee of holders of Preferred
                              Stock for their expenses incurred in connection with the recapitalization; and (xi) the Company shall have received the requisite approval of the holders of the Preferred Stock and its common stock, or, in the event the "prepackaged" chapter
                              11 case is commenced by the Company, an order confirming the plan of reorganization that incorporates the transactions described herein shall have been entered and such order shall be unstayed and in effect.